UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  000-55194

GEO JS Tech Group Corp.
(Exact name of registrant as specified in its charter)

6360 Corporate Drive, Houston, Texas 77036
(347) 341-0731
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)	___
Rule 12h-3(b)(1)(i)	X
Rule 12h-3(b)(1)(ii)	___
Rule 15d-6	___
Rule 15d-22(b)	___

Approximate number of holders of record as of the certification or notice date:    78

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 28, 2016	By: /S/ Jimmy Yee
Jimmy Yee, Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

COVER LETTER

Leonard  E. Neilson
A  PROFESSIONAL  CORPORATION

LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LNeilsonLaw@aol.com

March 28, 2016

Securities and Exchange Commission
Office of Document Control
100 F Street NE
Washington, D.C. 20549

VIA:  EDGAR

Re:	GEO JS Tech Group Corp.
File No. 000-55194
Form 15-12G

To Whom It May Concern:

Please find herewith transmitted by EDGAR, the attached Form 15-12G being filed on behalf of GEO JS Tech Group Corp.

Please direct all correspondences concerning this filing and GEO JS Tech Group Corp. to this office.

Yours truly,

/S/ Leonard E. Neilson
Leonard E. Neilson, Attorney at Law, P.C.

:ae
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